UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 31, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2016 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards (“IFRSs”) for the year ended 31 December 2016 (the “Year”) with comparative figures for the year 2015 as follows.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRSs

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2016

	Notes	2016 RMB million	2015 RMB million

Revenues	4	98,904	93,969
Other operating income and gains	6	5,469	5,269
Gain on fair value changes of derivative financial instruments	7	2	6

		104,375	99,244

Operating expenses
Aircraft fuel		(19,626)	(20,312)
Take-off and landing charges		(12,279)	(10,851)
Depreciation and amortisation		(12,154)	(10,471)
Wages, salaries and benefits		(18,145)	(16,459)
Aircraft maintenance		(4,960)	(4,304)
Impairment charges		(29)	(228)
Food and beverages		(2,862)	(2,469)
Aircraft operating lease rentals		(4,779)	(4,254)
Other operating lease rentals		(868)	(812)
Selling and marketing expenses		(3,133)	(3,651)
Civil aviation development fund		(1,945)	(1,826)
Ground services and other expenses		(5,058)	(5,479)
Indirect operating expenses		(6,051)	(5,503)

Total operating expenses		(91,889)	(86,619)

	Notes	2016 RMB million	2015 RMB million

Operating profit		12,486	12,625
Share of results of associates		148	126
Share of results of joint ventures		39	26
Finance income	8	96	66
Finance costs	9	(6,272)	(7,176)

Profit before income tax		6,497	5,667
Income tax expense	10	(1,542)	(624)

Profit for the year		4,955	5,043

Other comprehensive income for the year

Other comprehensive income to be reclassified to profit or loss in subsequent periods
Cash flow hedges, net of tax		107	10
Fair value changes of available-for-sale investments, net of tax		40	87
Fair value changes of available-for-sale investments held by an associate, net of tax		(1)	7

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		146	104

Other comprehensive income not to be reclassified to profit or loss in subsequent periods
Actuarial (losses)/gains on the post- retirement benefit obligations, net of tax		(410)	196

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		(410)	196

Other comprehensive income, net of tax		(264)	300

Total comprehensive income for the year		4,691	5,343

	Notes	2016 RMB million	2015 RMB million

Profit attributable to:
Equity holders of the Company		4,498	4,537
Non-controlling interests		457	506

Profit for the year		4,955	5,043

Total comprehensive income attributable to:
Equity holders of the Company		4,237	4,834
Non-controlling interests		454	509

Total comprehensive income for the year		4,691	5,343

Earnings per share attributable to the equity holders of the Company during the year
– Basic and diluted (RMB)	11	0.33	0.35

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2016

		31 December 2016	31 December 2015
	Notes	RMB million	RMB million

Non-current assets
Intangible assets		11,624	11,522
Property, plant and equipment		153,180	133,242
Investment properties		321	294
Lease prepayments		2,064	2,094
Advanced payments on acquisition of aircraft		23,357	21,207
Investments in associates		1,536	1,543
Investments in joint ventures		524	518
Available-for-sale investments		645	452
Other non-current assets		2,969	3,754
Deferred tax assets		79	243
Derivative financial instruments		137	45

		196,436	174,914

Current assets
Flight equipment spare parts		2,248	2,056
Trade and notes receivables	12	2,660	2,867
Prepayments and other receivables		9,231	8,446
Derivative financial instruments		11	–
Restricted bank deposits and short-term bank deposits		43	35
Cash and cash equivalents		1,695	9,080
Assets classified as held for sale		–	594

		15,888	23,078

Current liabilities
Sales in advance of carriage		7,677	5,841
Trade and bills payable	13	3,376	3,712
Other payables and accruals		20,250	19,057
Current portion of obligations under finance leases		6,447	6,109
Current portion of borrowings		28,842	38,214
Income tax payable		304	169
Current portion of provision for return condition checks for aircraft under operating leases		1,175	1,281
Derivative financial instruments		11	4

		68,082	74,387

Net current liabilities		(52,194)	(51,309)

Total assets less current liabilities		144,242	123,605

	31 December 2016	31 December 2015
	RMB million	RMB million

Non-current liabilities
Obligations under finance leases	54,594	46,290
Borrowings	27,890	28,498
Provision for return condition checks for aircraft under operating leases	2,495	2,222
Other long-term liabilities	3,874	3,990
Post-retirement benefit obligations	2,890	2,569
Deferred tax liabilities	86	8
Derivative financial instruments	47	97

	91,876	83,674

Net assets	52,366	39,931

Equity
Equity attributable to the equity holders of the Company
– Share capital	14,467	13,140
– Reserves	34,983	24,271

	49,450	37,411

Non-controlling interests	2,916	2,520

Total equity	52,366	39,931

Notes:

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise established in the PRC.

The A Shares, H Shares and American Depositary Shares of the Company are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

2.	BASIS OF PREPARATION

These financial information have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial information are presented in Renminbi (“RMB”) and all values are recorded to the nearest million except when otherwise indicate.

As at 31 December 2016, the Group’s current liabilities exceeded its current assets by approximately RMB52.19 billion. In preparing the financial statements, the Board conducts a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Company’s available sources of funds as follows:

•	The Group’s expected net cash inflows from operating activities in 2017;

•	Unutilised banking facilities of approximately RMB46.38 billion as at 31 December 2016; and

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
IFRS 14	Regulatory Deferral Accounts
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants
Amendments to IAS 27	Equity Method in Separate Financial Statements
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs

The above new and revised standards have had no material impact on the Group’s financial statements.

4	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	2016	2015
	RMB million	RMB million

Traffic revenues	89,554	85,076
– Passenger	83,577	78,585
– Cargo and mail	5,977	6,491
Tour operations income	3,113	3,491
Ground service income	2,850	2,546
Cargo handling and processing income	794	750
Commission income	92	78
Others	2,501	2,028

	98,904	93,969

5	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 5(c) below.

The segment results for the year ended 31 December 2016 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment
Revenue from external customers	94,338	4,222	–	–	98,560
Inter-segment sales	–	782	(782)	–	–

Reportable segment revenue	94,338	5,004	(782)	–	98,560

Reportable segment profit before income tax	5,788	397	–	322	6,507

Other segment information

Depreciation and amortisation	12,378	160	–	–	12,538
Impairment charges	22	7	–	–	29
Interest income	100	100	(104)	–	96
Interest expenses	2,553	280	(104)	–	2,729
Capital expenditure	34,631	776	–	–	35,407

The segment results for the year ended 31 December 2015 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million

Reportable segment
Revenue from external customers	89,013	4,831	–	–	93,844
Inter-segment sales	555	468	(1,023)	–	–

Reportable segment revenue	89,568	5,299	(1,023)	–	93,844

Reportable segment profit before income tax	5,327	238	–	106	5,671

Other segment information

Depreciation and amortisation	10,727	128	–	–	10,855
Impairment charges	93	1	–	134	228
Interest income	69	13	(16)	–	66
Interest expenses	1,935	270	(16)	–	2,189
Capital expenditure	37,706	591	–	–	38,297

The segment assets and liabilities as at 31 December 2016 and 31 December 2015 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million

At 31 December 2016
Reportable segment assets	205,024	11,218	(8,896)	2,705	210,051
Reportable segment liabilities	159,437	9,373	(8,896)	41	159,955

At 31 December 2015
Reportable segment assets	189,408	12,045	(8,282)	2,538	195,709
Reportable segment liabilities	156,041	10,260	(8,282)	39	158,058

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“ Hong Kong ”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2016	2015
	RMB million	RMB million

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	63,730	61,222
Regional (Hong Kong, Macau and Taiwan)	3,516	3,569
International	31,658	29,178

Total	98,904	93,969

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	2016 RMB million	2015 RMB million

Revenue
Reportable segment revenue	98,560	93,844
– Reclassification of business tax and expired sales in advance of carriage	344	125

Consolidated revenue	98,904	93,969

	2016 RMB million	2015 RMB million

Profit before income tax
Reportable segment profit	6,507	5,671
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(10)	(4)

Consolidated profit before income tax	6,497	5,667

	2016 RMB million	2015 RMB million

Assets
Reportable segment assets	210,051	195,709
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	31	41
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	2,242	2,242

Consolidated assets	212,324	197,992

	2016 RMB million	2015 RMB million

Liabilities
Reportable segment liabilities	159,955	158,058
– Others	3	3

Consolidated liabilities	159,958	158,061

6	OTHER OPERATING INCOME AND GAINS

	2016	2015
	RMB million	RMB million

Subsidy income (Note (a))	4,531	4,131
Gain on disposal of property, plant and equipment	158	399
Gain on disposal of lease prepayments	3	1
Gain on disposal of available-for-sale investments	95	33
Dividend income from available-for-sale investments	28	13
Gain on disposal of an associate	12	–
Compensation from ticket sales agents	228	248
Gain on disposal of investments in a subsidiary	–	41
Others (Note (b))	414	403

	5,469	5,269

Notes:

(a)	Subsidy income mainly represents (i) subsidies granted to the Group by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the years ended 31 December 2016 and 2015.

(b)	Others mainly represent compensation from transfer of the pilots.

7	GAIN ON FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	2016	2015
	RMB million	RMB million

Interest rate swap contracts	2	6

8	FINANCE INCOME

	2016	2015
	RMB million	RMB million

Interest income	96	66

9	FINANCE COSTS

	2016 RMB million	2015 RMB million

Interest on bank borrowings	1,529	1,613
Interest relating to obligations under finance leases	1,349	867
Interest relating to post-retirement benefits obligations	88	114
Interest on bonds and debentures	360	483
Interest relating to interest rate swaps	122	128

	3,448	3,205
Exchange losses, net (Note(b))	3,573	4,987
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note(a))	(749)	(1,014)
amounts capitalised into construction in progress (Note(a))	–	(2)

	6,272	7,176

Notes:

(a)	The average interest rate used for interest capitalisation was 3.25% per annum for the year ended 31 December 2016 (2015: 3.09%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

10	INCOME TAX EXPENSE

Income tax charged to the consolidated profit or loss is as follows:

	2016	2015
	RMB million	RMB million

Income tax	1,396	737
Deferred taxation	146	(113)

	1,542	624

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No. 58), and other series of tax regulations, enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Airlines Yunnan Co., Ltd. (“CEA Yunnan”), a subsidiary of the Company, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries which were incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2015:16.5%).

The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2015: 25%).

11	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB4,498 million (2015: RMB4,537 million) and the weighted average number of shares of 13,811,136,000 (2015: 12,818,509,000) in issue during the year ended 31 December 2016. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended 31 December 2016 and 2015.

12	TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2016	2015
	RMB million	RMB million

Trade receivables	2,630	2,867
Notes receivables	30	–

At 31 December	2,660	2,867

An aged analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice date was as follows:

	2016 RMB million	2015 RMB million

Within 90 days	2,324	2,608
91 to 180 days	167	105
181 to 365 days	102	90
Over 365 days	182	280

	2,775	3,083
Provision for impairment of trade and notes receivables	(115)	(216)

	2,660	2,867

13	TRADE AND BILLS PAYABLE

An aged analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date was as follows:

	2016 RMB million	2015 RMB million

Within 90 days	2,994	2,060
91 to 180 days	57	348
181 to 365 days	83	461
1 to 2 years	77	414
Over 2 years	165	429

	3,376	3,712

14	DIVIDENDS

	2016 RMB million	2015 RMB million

Interim – RMB5.1 cents (2015: Nil) per ordinary share	738	–
Proposed final – RMB4.9 cents (2015: nil) per ordinary share	709	–

	1,447	–

The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

CONDENSED CONSOLIDATED PROFIT OR LOSS

For the year ended 31 December 2016

	2016	2015
	RMB million	RMB million

Revenue	98,560	93,844
Less: Cost of operation	82,587	77,146
Taxes and surcharges	237	178
Selling and distribution expenses	5,693	6,136
General and administrative expenses	3,019	2,914
Finance costs, net	6,393	7,269
Impairment loss	29	228
Add: Fair value gain	2	6
Investment income	322	239

Operating profit	926	218
Add: Non-operating income	5,687	5,486
Less: Non-operating expenses	106	33

Total profit	6,507	5,671
Less: Income tax	1,542	624

Net profit	4,965	5,047

Attributable to:
– Equity holders of the Company	4,508	4,541
– Non-controlling interests	457	506

	4,965	5,047

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2016

	2016 RMB million	2015 RMB million

Assets
Current assets	15,888	23,078
Long-term investment	2,060	2,061
Fixed assets and construction in progress	176,506	154,408
Goodwill	9,028	9,028
Intangible assets and non-current assets	6,490	6,891
Deferred tax assets	79	243

Total assets	210,051	195,709

Liabilities and equity
Current liabilities	68,079	74,384
Non-current liabilities	91,790	83,666
Deferred tax liabilities	86	8

Total liabilities	159,955	158,058

Equity holders of the Company	47,186	35,137
Non-controlling interests	2,910	2,514

Total equity	50,096	37,651

Total liabilities and equity	210,051	195,709

C.	SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND PRC ACCOUNTING STANDARDS

	2016	2015
	RMB million	RMB million

Consolidated profit attributable to equity holders of the Company

As stated in accordance with PRC
Accounting Standards	4,508	4,541

Impact of IFRSs and other adjustments:
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	(10)	(4)

As stated in accordance with IFRSs	4,498	4,537

	2016	2015
	RMB million	RMB million

Consolidated net assets attributable to equity holders of the Company

As stated in accordance with PRC
Accounting Standards	47,186	35,137

Impact of IFRSs and other adjustments:
– Intangible assets(goodwill)	2,242	2,242
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	31	41
– Non-controlling interests	(6)	(6)
– Others	(3)	(3)

As stated in accordance with IFRSs	49,450	37,411

SUMMARY OF OPERATING DATA

	As at 31 December
	2016	2015	Change

Capacity
ATK (available tonne – kilometres) (millions)	28,002.28	25,203.03	11.1%
– Domestic routes	13,871.89	13,228.45	4.9%
– International routes	13,355.21	11,197.47	19.3%
– Regional routes	775.18	777.11	-0.2%

ASK (available seat – kilometres) (millions)	206,249.27	181,792.90	13.5%
– Domestic routes	129,459.68	121,019.00	7.0%
– International routes	71,177.37	55,264.62	28.8%
– Regional routes	5,612.22	5,509.28	1.9%

AFTK (available freight tonne – kilometres) (millions)	9,439.85	8,841.67	6.8%
– Domestic routes	2,220.52	2,336.74	-5.0%
– International routes	6,949.25	6,223.65	11.7%
– Regional routes	270.08	281.28	-4.0%

Hours flown (thousands)	1,956.13	1,804.40	8.4%

Traffic
RTK (revenue tonne – kilometres) (millions)	19,712.88	17,820.43	10.6%
– Domestic routes	10,398.46	9,666.67	7.6%
– International routes	8,804.77	7,657.61	15.0%
– Regional routes	509.65	496.15	2.7%

RPK (revenue passenger – kilometres) (millions)	167,529.20	146,342.43	14.5%
– Domestic routes	106,361.13	98,304.47	8.2%
– International routes	56,821.42	43,848.84	29.6%
– Regional routes	4,346.64	4,189.11	3.8%

	As at 31 December
	2016	2015	Change

RFTK (revenue freight tonne – kilometres) (millions)	4,875.20	4,865.12	0.2%
– Domestic routes	963.57	947.99	1.6%
– International routes	3,786.02	3,791.06	-0.1%
– Regional routes	125.61	126.07	-0.4%

Number of passengers carried (thousands)	101,741.64	93,779.95	8.5%
– Domestic routes	84,201.92	78,422.38	7.4%
– International routes	14,323.71	12,265.16	16.8%
– Regional routes	3,216.02	3,092.41	4.0%

Weight of freight carried (million kg)	1,395.01	1,399.42	-0.3%
– Domestic routes	707.17	693.49	2.0%
– International routes	584.79	604.29	-3.2%
– Regional routes	103.04	101.65	1.4%

Load factors
Overall load factor (%)	70.40	70.71	-0.31	pts
– Domestic routes	74.96	73.07	1.89	pts
– International routes	65.93	68.39	-2.46	pts
– Regional routes	65.75	63.85	1.90	pts

Passenger load factor (%)	81.23	80.50	0.73	pts
– Domestic routes	82.16	81.23	0.93	pts
– International routes	79.83	79.34	0.49	pts
– Regional routes	77.45	76.04	1.41	pts

Freight load factor (%)	51.64	55.02	-3.38	pts
– Domestic routes	43.39	40.57	2.82	pts
– International routes	54.48	60.91	-6.43	pts
– Regional routes	46.51	44.82	1.69	pts

	As at 31 December
	2016	2015	Change

Unit revenue index (including fuel surcharge) *Note
Revenue tonne – kilometres yield (RMB)	4.705	4.938	-4.72%
– Domestic routes	5.559	5.683	-2.18%
– International routes	3.575	3.855	-7.26%
– Regional routes	6.807	7.125	-4.46%

Passenger – kilometres yield (RMB)	0.517	0.557	-7.18%
– Domestic routes	0.534	0.548	-2.55%
– International routes	0.471	0.558	-15.59%
– Regional routes	0.712	0.753	-5.44%

Freight tonne – kilometres yield (RMB)	1.250	1.334	-6.30%
– Domestic routes	1.066	1.093	-2.47%
– International routes	1.239	1.339	-7.47%
– Regional routes	2.977	3.014	-1.23%

Unit revenue index (excluding fuel surcharge) *Note
Revenue tonne – kilometres yield (RMB)	4.388	4.547	-3.50%
– Domestic routes	5.552	5.642	-1.60%
– International routes	2.912	3.066	-5.02%
– Regional routes	6.140	6.081	0.97%

Passenger – kilometres yield (RMB)	0.482	0.517	-6.77%
– Domestic routes	0.534	0.545	-2.02%
– International routes	0.374	0.443	-15.58%
– Regional routes	0.638	0.645	-1.09%

Freight tonne – kilometres yield (RMB)	1.173	1.092	7.42%
– Domestic routes	0.987	1.010	-2.28%
– International routes	1.165	1.066	9.29%
– Regional routes	2.850	2.499	14.05%

*	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

FLEET STRUCTURE

The Group has been continuously optimising its fleet structure in recent years. In 2016, the Group introduced a total of 72 aircraft of major models and a total of 26 aircraft retired. With the complete retirement of EMB145 and B737-300 series aircraft, the variety of aircraft models of the Group’s fleet has been further streamlined and the fleet age structure has been made younger.

As at 31 December 2016, the Group operated a fleet of 596 aircraft, which included 572 passenger aircraft, 9 freighters and 15 business aircraft held under trust.

(Units)

Fleet structure as at 31 December 2016

			Under	Under		Average
		Self-	finance	Operating	Sub-	fleet age
No.	Model	owned	lease	lease	total	(Years)

1	B777-300ER	9	7	–	16	1.2
2	A330-300	1	10	7	18	8.4
3	A330-200	12	18	3	33	4.3
4	B767	6	–	–	6	15.7
Total number of wide-body aircraft		28	35	10	73	5.3

5	A321	32	34	–	66	4.1
6	A320	72	55	36	163	6.7
7	A319	9	24	3	36	4.1
8	B737-800	36	57	78	171	3.9
9	B737-700	36	19	8	63	8.0
Total number of narrow-body aircraft		185	189	125	499	5.4

Total number of passenger aircraft		213	224	135	572	5.4

10	B747-400F	–	2	1	3	9.9
11	B777F	–	–	6	6	6.2
Total number of freighters		–	2	7	9	7.4

Total number of passenger aircraft and freighters		213	226	142	581	5.4

Total number of aircraft held under trust					15

Total number of aircraft					596

REPORT OF THE BOARD

In 2016, the global economic growth slowed down, and there were divergence amongst developed economies and sluggish recovery pace in emerging economies. The economic growth rate of China was ranked at the top among major economies, with promising progress being made in adjusting its economic structure and gradual increase in contribution from consumption expenditure. As the household income standard rises, bringing robust demand for outbound tourism and consumption, the air passenger transportation market continued to report stable growth. Further, due to factors including the slowdown in the growth rate of the total world trade volume and fierce market competition, the air cargo transportation industry has relatively underperformed. In 2016, the air transportation industry continued to benefit from the relatively low international crude oil prices, but it was adversely affected by exchange rate fluctuations, international political volatility and terrorist incidents in overseas.

Despite facing the complex business environment, the management and all staff of the Group made concerted efforts and achieved smooth progress as scheduled during the Year. The Group continuously enhanced its corporate party building works. On the precondition of ensuring safe operations, the Group proactively promoted international coverage of its route networks, enhanced efforts in conducting market research, sales management and multi-level external partnerships, continued to improve service quality, expedited the pace of its business transformation, made steady progress in key projects including the non-public issuance of A Shares and introduced new generation long-haul wide-body aircraft. The Group achieved favorable operational results and thus solid performance at the outset of the “thirteenth five- year” period.

In 2016, the Group recorded revenue of RMB98,904 million, an increase of 5.25% over the same period last year. Total profit before income tax was RMB6,497 million, an increase of 14.65% over the same period last year. Profit for the year was RMB4,955 million, a decrease of 1.74% over the same period last year. Profit attributable to equity holders of the Company was RMB4,498 million, comparable to the amount in 2015.

✈	Safe Operation

The Group placed great emphasis on ensuring safe operation and will continue to do so. In 2016, the Group further enhanced its safety management system, strengthened the enforcement of safety responsibilities, intensively proceeded with safety supervision and inspection, focused on strengthening risk control over special routes and international routes for long-haul flights, enhanced its operational risk alert abilities, boosted the quality of training for pilots, improved the system for developing talents with core skills, enhanced its ability in handling security-related contingencies, and strictly implemented safety requirements for its flights. In 2016, the Group had 1,956,100 safe flying hours and 822,400 take-off and landing flights, which have increased by 8.4% and 6.4%, respectively, over the same period last year.

✈	Network Planning

In 2016, the Group proactively promoted the establishment of the transportation hubs with the opening of various international routes for long-haul flights and an enhanced coverage of its transportation networks. With Shanghai as the core hub, six international routes for long-haul flights have been added to the network, connecting Shanghai and Prague, Amsterdam, Madrid, St. Petersburg, Chicago and Brisbane, respectively; the routes connecting Shanghai and New York City, Los Angeles, Sydney and Melbourne have been given more frequent flights services; the routes connecting Kunming and Sydney, Qingdao and San Francisco, Nanjing and Vancouver and Hangzhou and Sydney have been added; the allocation of flight capacity for Japan, Korea and Southeast Asia markets was stabilised, with approximately 26.8%, 63.8% and 43.1% year-on-year growth in passenger flight capacity for Europe, North America and Australia markets; and inter-airline transit volume and revenue grew by 24.2% and 21.4%, respectively with enhanced transit connection and expanded transit routes structures.

As of the end of 2016, through the linkage of the respective network of each member airlines under the SkyTeam Alliance, the Group’s flights have had access to 1,062 destinations in 177 countries.

✈	Marketing

In 2016, the Group seized the opportunities brought about by the relatively low international oil prices and increased demand for outbound tourism, and achieved passenger transportation revenue of RMB83,577 million or an increase of 6.35% by increasing marketing activities, proactively respond to adverse factors such as terrorist incidents frequently happened outside of China, the capture of the market share by high- speed railway networks, heightened industry competition, and decline in ticket price etc.

The Group continuously improved its sales and marketing system and greatly improved internet-based e-commerce channels for direct sales including its official website and mobile user terminals, and direct sales which brought forward a year-on-year increase of 13.0 percentage points in income. Besides, with the enhanced control over distribution channels, the handling fees of agency businesses decreased by approximately RMB895 million. The Group also sourced high-end customers and the Group’s total number of direct corporate customers increased by 19.9% year-on-year, the number of frequent flyer members reached 29.2 million, a year-on-year increase by 10.7% and a year- on-year increase of 1.6 percentage points in their number of second flights. Further, a platform for marketing and customer sector data was established to enhance the application of large amount of data in marketing decision-making and analysis of customer behaviours.

✈	Alliances and Cooperation

In 2016, the Group continued to deepen and expand its cooperation with external partners. Relying on the SkyTeam Alliance platform, the Group continued to enhance its cooperation with member airlines of the SkyTeam Alliance. In collaborating with Delta Air Lines, on the basis of the pre-existing trans-Pacific routes and destinations in the PRC and the USA, the Group further extended the network of cooperative routes to Canada, Mexico, Southeast Asian and South American regions, achieving a total of 252 code-share routes. The Group further expanded with Air France-KLM (“Air France”) regarding the jointly operated routes and code-share coverage, and further advanced joint marketing to the corporate customers in the French market.

Meanwhile, the Group has due regards for and continued to strengthen the cooperation with airlines which are not members of the SkyTeam Alliance. Under the increasingly enhanced cooperation between the Group and Qantas Airways in joint sales, and ground services etc., and focusing around 69 routes, the Group and Qantas Airways opened up the VIP lounges under their respective operation in the PRC and Australia to each other. Through cooperating with British Airways, Royal Brunei Airlines and China Express Airlines in code sharing, the Group optimized its transit connection at the London Heathrow Airport and enhanced the level of coverage of the Group’s route network in Southeast Asia regions.

Moreover, the Group proactively extended its cooperation with world-famous tourism brands. The Group entered into a new mode of cooperation with Ctrip Computer Technology (Shanghai) Co., Ltd (“Ctrip”), under which the “aviation + internet” combination was established to leverage capital fund, thereby the Group pursued and deepened cooperation with Ctrip in different areas. In its strategic cooperation with Shanghai Disneyland Resort, having obtained the sole right of airline brand display in Shanghai Disneyland Resort, the Group launched six models of colour-painted aircraft and products of “air ticket + entry ticket” vacation packages, and dedicated a special area on the official website for the sale of these products.

✈	Service Quality

In 2016, the Group continued to adhere to the service philosophy of “Customer-Oriented and Dedicated Service”. In terms of ground services, aviation services and online services, the Group built up its service brand, enhanced its service capabilities and persistently refined its customers’ experience.

The Group has been steadily constructing and renovating its new or existing VIP lounges. The commencement of the operation of the Pudong flagship VIP lounge, the largest single domestic VIP lounge, as well as the SkyTeam VIP lounges in Beijing and Hong Kong enhanced the flight waiting experience of high-end customers. The “Eastern Miles” platinum card was introduced, which further forged a dedicated brand for high- end services. Pre-flight ordering of inflight meals was made available for some of the international long-haul routes, where the Group offered travelers a variety of ways to place orders and promoted “steamed cuisine” along with the new inflight wine to enhance the cabin experience of travelers. The Group continued to expand the coverage of self check-in machines, of which the usage rate in the PRC exceeded 62%. The Group also promoted a global baggage inquiry system, under which the rate of mishandled baggage decreased by 1.9% year-on-year, and thereby further enhancing the overall quality of the Group’s online services.

✈	Reform and Transformation

In 2016, based on the reform initiatives including the expedition of the formation of an e-commerce platform, the continual enhancement in the operations of the low-cost airline of China United Airlines Co., Ltd. (“China United Airlines”) and the gradual promotion of the market reform of supporting business, the Group made new progress in the course of its transformation.

For e-commerce, the Group expedited the construction of its in-flight internet connection platform, under which internet access has become available in 53 long-haul wide-body aircraft of the Group. The Group also facilitated the construction of e-commerce platform by driving the construction of integrating online and offline platforms. Ticket returns, rebooking and upgrades via multiple channels, such as the Group’s official website, the mobile application and the Group’s member website were launched with success, and a total of 12 updates were made to the mobile application. Further, the Group identified cooperative partners in non-aviation points to further enrich the applications of aviation points and the variety of integrated products, with 133 malls and 89 cooperative partners participated in the sales of non-aviation points, and recorded 106% and 505% year-on- year growth in the revenues from the sales of aviation points and integrated products, respectively.

In the low-cost airline business area, on the basis of the completion of the all-economy class cabin renovation of its entire passenger aircraft fleet, China United Airlines continued with the introduction of aircraft with all-economy class layout, thereby effectively enhancing its passenger transportation capability per aircraft. Proactive efforts were made to expand the channels of direct sales. The revenue contributed by direct sales represented approximately 66% of the Group’s total revenue, whereas the agency fees decreased by RMB16.41 million year-on-year. Ancillary value-added services including baggage charges, in-flight sales, paid lounge services and online insurance sales have been expanded, thereby increased the Group’s non-aviation revenue. As flight capacity for passenger transportation remained flat in general year-on- year, passenger load factor increased by 6.3 percentage points, while operating income grew by 7.24% year-on-year and net profit grew by 77.95% year-on-year.

Regarding the market reform of supporting business, the Group continued to step up the construction of external aviation service centres and fostered the market-oriented operation of its ground service business. Seven customers including Scandinavian Airline and Austria Airline etc., have been added. Income from external aviation agency services grew by 74% year-on-year. Third-party customers such as Singapore Airlines, AirAsia of Malaysia and Royal Brunei Airlines were newly added as customers of China Eastern Airlines Technology Co., Ltd., a wholly-owned subsidiary of the Company specializing in aircraft maintenance, whose area of operation expanded to locations including Xi’an, Jinan, Wuhan and Wuxi.

✈	Major Projects

In 2016, the Group promoted the implementation of major projects at a steady pace to safeguard the healthy and sustainable development of the Group.

In respect of capital markets, amidst the adversity under the significant fluctuations of the capital market in China, the Company completed the issuance of A Shares on a non- public basis to four investors including Ctrip and China National Aviation Fuel Holding Company, with fundraising proceeds amounted to approximately RMB8,548 million. The structure of assets and liabilities of the Group was further optimized, with a debt ratio decreased by 4.5 points compared to the debt ratio at the end of 2015.

In respect of fleet planning, with the aim at capturing future opportunities arising from the market of long-haul routes, the Group entered into agreements with the Boeing Company and Airbus SAS, respectively, for the introduction of 15 B787-9 and 20 A350-900 aircraft, facilitating the implementation of the Group’s international strategy. In respect of the deployment of operating bases, the Group has been fostering the construction of new airport bases in Beijing, Qingdao and Chengdu as a means of persistently consolidating the Group’s control over core markets and key markets.

✈	Party Building and Corporate Culture

The Group placed great emphasis on corporate party building by rigorously implementing the requirements under the comprehensive tightening of party discipline and persistently strengthening the construction of ideology and politics, and the building of a culture of integrity in the party, to firmly safeguard and foster the successful launching and continuous improvement in areas including the safe operation, traveler service, marketing and sales, and reform and development of the Group. In pursuing the vision of a “world-class and happy CEA”, the Group persistently strengthened the construction of corporate culture to create a sound atmosphere for the Group’s production and operations, as well as reform and transformation.

✈	Social Responsibilities

Actively responding to the five development visions of the State and adapting to the development trends of the global aviation industry, the Group managed and balanced the expectations of its stakeholders, including customers, shareholders, staff members and society at large by fusing economic, social and environmental responsibilities into the Group’s organization and operating activities. The Group responded to the needs of its stakeholders and endeavoured to create maximized comprehensive value.

The Group has always seen “safety” as the cornerstone of its development. Through the ideas of “innovation”, “coordination” and “openness”, the Group manifested the various points of emphasis in its development. “Green development” reflected the Group’s response to climate issues and the active implementation of resource and energy saving. “Sharing” represented the development path of co-existence and mutual benefit for the Group and its various stakeholders, including staff members, customers, partners, shareholders, the industry and the community.

In 2016, the Group’s large-scale charitable programme “Love at CEA” launched 1,257 projects in total, with 48,440 participants from our staff team, serving a total of 90,999 people and providing a total of 145,320 hours of social service.

In 2016, the Group was presented with the “Charity Demonstration Award” ( 公益典範 獎 ) by the China (Shanghai) Listed Companies’ Corporate Social Responsibility Summit ( 中 國 (上 海)上市公司企業社會責任峰 會 ) and the “International Carbon-Value Award – Social Citizen Award” ( 國際碳金獎 – 社會公民獎 ) by the World Economic and Environmental Conference ( 世界環 保 (經濟與環 境) 大會 ), and was rated as a “Targeted Poverty Alleviation Demonstration Enterprise” ( 精準扶貧典範企 業 ) by the World Charity Forum ( 世界公益慈善論壇 ).

Operating Revenues

In 2016, the Group’s passenger revenues amounted to RMB83,577 million, representing an increase of 6.35% from the previous year, and accounted for 93.33% of the Group’s traffic revenues. Passenger traffic volume was 167,529.20 million passenger-kilometres, representing an increase of 14.5% from the previous year.

The passenger revenues of domestic routes amounted to RMB54,137 million, representing an increase of 5.07% from the previous year, and accounted for 64.78% of the passenger revenues. The passenger traffic volume was 106,361.13 million passenger-kilometres, representing an increase of 8.2% from the previous year.

The passenger revenues of international routes amounted to RMB26,362 million, representing an increase of 10.15% from the previous year, and accounted for 31.54% of the passenger revenues. The passenger traffic volume was 56,821.42 million passenger-kilometres, representing an increase of 29.6% from the previous year.

The passenger revenues of regional routes amounted to RMB3,078 million, representing a decrease of 1.63% from the previous year, and accounted for 3.68% of the passenger revenues. The passenger traffic volume was 4,346.64 million passenger-kilometres, representing an increase of 3.8% from the previous year.

In 2016, the Group’s cargo and mail traffic revenues amounted to RMB5,977 million, representing a decrease of 7.92% from the previous year, and accounted for 6.67% of the Group’s traffic revenues. Cargo and mail traffic volume was 4,875.20 million tonne- kilometres, representing an increase of 0.2% from last year.

In 2016, the Group’s other revenues were RMB9,350 million, representing an increase of 5.14% from the previous year.

Operating Expenses

In 2016, the Group’s total operating cost was RMB91,889 million, representing an increase of 6.08% from the previous year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as take-off and landing costs, food and beverages, and depreciation and amortisation increased from the previous year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group’s operating costs. In 2016, the Group’s total aircraft fuel cost was RMB19,626 million, representing a decrease of 3.38% from last year, mainly due to a year-on-year increase in the volume of refuelling by 11.86% for the Group, leading to an increase in aircraft fuel costs by RMB2,409 million. However, as the average price of fuel decreased by 13.62%, aircraft fuel costs decreased by RMB3,095 million.

In 2016, the Group’s take-off and landing charges amounted to RMB12,279 million, representing an increase of 13.16% from the previous year, and was primarily due to the increase in the number of flights and the increase in the number of take-offs and landings of the Group. In particular, the numerous international routes newly launched by the Group and the increase in the number of flights for the North American routes led to more frequent international take-offs and landings of wide-body aircraft.

In 2016, the Group’s depreciation and amortisation amounted to RMB12,154 million, representing an increase of 16.07% from last year, and was primarily due to the addition of 54 aircraft (self-owned and under finance leases) to the Group’s fleet in 2016. The increase in the number of aircraft and engines led to an increase in the original value of fixed assets and a corresponding increase in depreciation.

In 2016, the Group’s wages, salaries and benefits amounted to RMB18,145 million, representing an increase of 10.24% from last year, and was primarily due to the combined effect of the increase in the number of flight-crew and maintenance personnel, the increase in flight hours and the rise in the standard flight hour fees.

In 2016, the Group’s aircraft maintenance expenses amounted to RMB4,960 million, representing an increase of 15.24% from last year, and was primarily due to the net addition of 7 wide-body aircraft and 39 narrow-body aircraft, which led to an increase in maintenance fees for aircraft and engines. Meanwhile, the Group fitted its A330 aircraft with in-flight wifi and retrofitted equipment such as required navigation performance (RNP) systems in 2016, resulting in an increase in maintenance fees.

In 2016, the Group’s catering supply expenses were RMB2,862 million, representing an increase of 15.92% from last year, and was primarily due to the increase in the number of passengers in carriage, especially the combined effect of the increase in the number of travellers on international long-haul flights and the higher standards required for the provision of international catering.

In 2016, the Group’s aircraft operating lease rentals amounted to RMB4,779 million, representing an increase of 12.34% from last year, and was primarily due to the introduction of 18 new aircraft under operating leases by the Group and the retirement of 15 aircraft under operating leases in 2016. Owing to factors such as the market environment and the commodity price level, the introduction of the new aircraft resulted in a significant increase in rentals compared to the retired aircraft.

In 2016, the Group’s other operating lease rentals amounted to RMB868 million, representing an increase of 6.90% from last year, and was primarily due to the increase in leasehold properties (including properties such as counters and VIP lounges).

In 2016, the Group’s selling and marketing expenses were RMB3,133 million, representing a decrease of 14.19% from last year, and was primarily due to the increase in the proportion of direct sales for the year and changes in the policy on agency causing a decrease in the handling fees of the agency businesses.

In 2016, the Group’s amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China was RMB1,945 million, representing an increase of 6.52% compared to last year. This increase was primarily due to the increase in the length of miles flown during the Year.

In 2016, the Group’s ground service and other expenses were RMB5,058 million, representing a decrease of 7.68% over the previous year. The increase was primarily due to the decrease in the costs of subsidiaries.

In 2016, the Group’s indirect operating expenses were RMB6,051 million, representing an increase of 9.96% as compared to last year. This was primarily attributable to the significant increase in the costs associated with the expansion in the size of the Group’s fleet.

Other operating income

The Group’s other operating income mainly consists of income from cooperative routes, the rest being income from disposal of fixed assets and income from government grants. In 2016, other operating income of the Group amounted to RMB5,469 million, which represented an increase of 3.80% from last year.

Finance Income/Costs

In 2016, the Group’s finance income was RMB96 million, which represented an increase of 45.45% from last year. Finance costs amounted to RMB6,272 million, representing a decrease of 12.60% from last year, primarily due to the decrease in net exchange losses recognised during the Year. In 2016, the Group’s exchange losses amounted to RMB3,543 million, representing a decrease of 28.96%.

Profit

Profit attributable to equity holders of the Company in 2016 was RMB4,498 million, representing a decrease of 0.86% from last year. The earnings per share attributable to the equity holders of the Company were RMB0.33.

Liquidity and Capital Structure

As at 31 December 2016, the Group had total assets of RMB212,324 million, an increase of 7.24% from the end of 2015. Its debt ratio was 75.34%, representing a 4.49 percentage points decrease from the end of 2015.

In particular, the Group’s total current assets amounted to RMB15,888 million, accounted for 7.48% of the total assets and represented a decrease of 31.16% from the end of 2015. The Group’s non-current assets amounted to RMB196,436 million, accounted for 92.52% of the total assets and represented an increase of 12.30% from the end of 2015.

As at 31 December 2016, the Group had total liabilities of RMB159,958 million, comprising current liabilities of RMB68,082 million which accounted for 42.56% of total liabilities, and non-current liabilities of RMB91,876 million which accounted for 57.44%.

Among the current liabilities, interest-bearing liabilities (current portion of obligations under finance leases, short-term bank borrowings, short-term debentures, current portion of long- term bank borrowings due within one year) amounted to RMB35,289 million or a decrease of 20.38% from the end of 2015.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and obligations under finance leases) amounted to RMB82,484 million or an increase of 10.29% from the end of 2015.

In 2016, the Group proactively adjusted the structure of its foreign-currency obligations by substantially cutting down its USD-denominated obligations in response to exchange fluctuations in order to lower its exchange rate risk. As at 31 December 2016, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent
Currency	2016		2015		Movement
	Amount	Percentage (%)	Amount	Percentage (%)	(%)
USD	52,866	44.89	87,285	73.28	-39.43
RMB	57,793	49.07	29,769	24.99	94.14
Others	7,114	6.04	2,057	1.73	246

Total	117,773	100	119,111	100	-1.12

As at 31 December 2016, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings equivalent to RMB22,446 million, a decrease of 45.15% from RMB40,923 million as at 31 December 2015. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent
Currency	2016	2015	Movement
			(%)
USD	7,953	36,943	-78.47
EUR	4,215	–	100
RMB	10,278	3,980	158.24

Total	22,446	40,923	-45.15

As at 31 December 2016, the Group’s interest-bearing liabilities included finance lease obligations equivalent to RMB61,041 million, an increase of 16.49% from RMB52,399 million as at 31 December 2015. The Group’s finance lease obligations were all based on floating-rate. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent
Currency	2016	2015	Movement
			(%)
USD	44,913	50,342	-10.78
SGD	739	815	-9.33
JPY	326	344	-5.23
HKD	840	898	-6.46
RMB	14,223	–	100

Total	61,041	52,399	16.49

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, obligations under finance leases and bonds payable) as at 31 December 2015 and 31 December 2016 were equivalent to RMB119,111 million and RMB117,773 million, respectively, of which short-term liabilities accounted for 37.21% and 29.96%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term liabilities and the long-term interest-being liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2015 and 31 December 2016, the Group’s liabilities denominated in USD accounted for 73.28% and 44.89%, respectively, of total interest-bearing liabilities while liabilities denominated in RMB accounted for 24.99% and 49.07%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs.

As at 31 December 2015, the notional amount of the outstanding interest rate swap agreements of the Group was approximately USD1,466 million. As at 31 December 2016, such amount was approximately USD1,636 million and these agreements will expire between 2018 and

2025.

Exchange Rate Fluctuation

As at 31 December 2016, the Group’s total interest-bearing liabilities denominated in foreign currencies, amounted to RMB59,980 million, of which USD liabilities accounted for 88.14% of the total amount. Therefore, a significant fluctuation in the USD exchange rates will subject the Group to significant foreign exchange loss/gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies.

As at 31 December 2015, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD12 million. Such amount was USD440 million as at 31 December 2016, and will expire in 2017.

Pledges on Assets and Contingent Liabilities

The Group generally finances its purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2015, the value of the Group’s assets used to secure certain bank loans was RMB29,147 million. As at 31 December 2016, the value of the Group’s assets used to secure certain bank loans was RMB17,559 million, representing a decrease of 39.76% compared to last year.

As at 31 December 2016, the Group had no significant contingent liabilities.

Capital Expenditure

The foreseeable capital requirements of the Group are primarily for supporting daily operations, purchase of aircraft, engines and equipment and investment in fixed assets projects, among which fixed assets projects mainly comprise infrastructure projects such as the CEA base (West district) phase II ancillary project at Shanghai Hongqiao International Airport, the CEA base project at the Beijing new airport, the CEA base project at the Chengdu new airport and the base project at the Qingdao new airport.

The capital requirements of the Group may vary due to factors such as entering into new purchase contracts of aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index.

According to the agreements entered into in relation to aircraft and engines, as at 31 December 2016, the Group expected its future capital expenditures on aircraft and engines to be, in the aggregate, approximately RMB123,019 million, including expected capital expenditure of approximately RMB28,384 million in 2017.

In 2017, the Group plans to satisfy the aforesaid capital requirements through revenue from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing in order to ensure the normal operations of the Group.

Human Resources

As at 31 December 2016, the Group had 75,333 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses.

RISK ANALYSIS

1.	Macro-economic Risk

The aviation transportation industry is closely connected to macro-economic development. The civil aviation transportation industry is more sensitive to macro- economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activity. These factors will in turn affect the demand for passenger and cargo services. If the macro-economic climate worsens, the Group’s results of operations and financial condition may be adversely affected.

The Group paid close attention to the changes in international and national macro- economic conditions and proactively capitalized on the opportunities derived from economic restructuring, upgrade of consumption level of residents, development of tourism economy and low international fuel prices to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

2.	Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group.

With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.

3.	Flight Safety Risk

Flight safety is the precondition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group.

The Group regularly convened flight safety meetings, analyzed and reported on the Group’s flight status in a timely manner and planned for flight safety management. The Group established a comprehensive flight training control mechanism to enhance the quality of pilot training.

4.	Terrorist Attack Risk

International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

With reference to terror cases in recent years, the Group demonstrated fire drills and provided scenario trainings and specific trainings for weapons and firearms onboard, with a view to enhancing the aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. In the future, the Group will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals.

In light of the shrunken demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner.

5.	Core Resources Risk

The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserves of the Group fail to adequately support the rapid growth of the Group’s operational scale, the business and operations of the Group may be adversely affected.

The Group promoted the building of corporate culture of “Love at China Eastern Airlines” and further improved its incentive scheme for core technical staff to promote loyalty of core personnel. The Group proactively developed a core back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources, to continuously optimize the route network of the Shanghai core hub and Xi’an and Kunming regional hubs.

6.	Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing inputs on flight capacity in the Chinese market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Group’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and webified, certain route of the Group will experience larger competitive pressure.

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three large hubs and core markets. Leveraging on the SkyTeam Alliance platform, the Group enhanced its strategic cooperation with Delta Air Lines and cooperated with Air France and Qantas Airline to develop a highly efficient and convenient flight network which covered the whole of PRC and connected to the whole world.

Under the impact of other means of transportation, the Group focused on the three large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group put great effort into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group’s revenue from fuel surcharge and accordingly the Group’s results of operations.

In 2016, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB981 million. In 2016, the Group has not conducted aviation fuel hedging activities.

In 2016, the Group seized the opportunities arising from the low international fuel prices, actively boosting its flight capacity and optimized the production structure. As a result, the Group achieved favorable results of operations. The Group will actively review the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

8.	Exchange Rate Fluctuation Risk

As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Group’s profit for that period and causes larger impact on the Group’s operating results.

As at 31 December 2016, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows:

Unit: RMB million

			Effect on other
	Effect on the net profit		comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation

USD	-377	377	23	-23

In 2016, the Group expanded its financing channels by means of issuing super short- term commercial paper and acquiring RMB borrowings to bring in RMB finance, and proactively optimized the mix of currency denomination of the Group’s debts. As at 31 December 2016, the Group’s proportion of USD-denominated debts made up of the Group decreased to 44.89%.

In the future, the Group will reinforce its review on the foreign exchange market, further expand the variety of its RMB financing instruments and improve the Group’s debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group’s operations.

9.	Interest Rate Fluctuation Risk

The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs.

As at 31 December 2016, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows:

Unit: RMB million

			Effect on other
	Effect on profit or loss		comprehensive income
	Increase	Decrease	Increase	Decrease

Floating rate instruments	-140	140	21	-21

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will make good use of the trend of the RMB interest rate to minimise RMB finance costs.

10.	Information Technology Safety Risk

The development of all businesses in the Group’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Future upgrades of information technology that are required will challenge the reliability of the Group’s existing systems.

The Group conducted information system emergency response training and commissioned the construction of the Xi’an disaster backup facility. The Group further implemented security code review and security protection around the boundaries of the internet and the data centre, optimized the multi-dimensional security protection system and elevated the overall security protection level on the Group’s information system.

11.	Development and Transformation Risk

While the Group expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group.

During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group’s transforming projects or adjusted businesses may be unable to achieve expected goals.

The Group has been making improvements to the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets.

12.	Suppliers Risk

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If the Group’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group.

The Group has been focusing on the suppliers who are closely related to the Group’s production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department.

13.	Securities Market Fluctuations Risks

The Group’s share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macroeconomy, flow of market capital and investor sentiment etc.. The Group’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Group’s capital operations and implementation of projects.

The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened communication between the capital markets and various investors, paid close attention to the Group’s share price performance and media coverage and gave timely response to the market.

14.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Group.

The Group strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from other force majeure and unforeseeable risks.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE GROUP

During the Year, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR 2017

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2017 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements which, therefore, do not constitute any commitment by the Group to the future operating results.

In 2017, the world economy is faced with a thorough reshuffle, with a sluggish overall recovery and low growth in international trade. Uncertainties underlying international political and economic conditions and policies have risen to a new level with the forthcoming general elections in a number of European countries. Despite the downward pressure it is faced with, the growth of the Chinese economy is expected to remain moderate. As the economic structure is further optimized, especially given the rapid development of the service sector, the advent of the age of mass tourism, and spending playing a bigger role in driving economic growth, the demand for passenger transportation is expected to remain strong.

In view of a complicated and dynamic external environment, the Group will seize the opportunities arising from the steady implementation of national strategies such as “One Belt One Road” and supply-side structural reforms, the rising tourism and consumption demand, the market-oriented pricing in civil aviation and the advantages of Shanghai as a hub, and focus on the following areas in order to achieve better operating results:

1.	refining the safety management system, optimizing the set-up of flight processes, promoting a culture of safety, improving flying techniques and abilities, enhancing the development of aviation security to ensure flight safety on an ongoing basis;

2.	strengthening the construction of hubs and networks, improving the deployment of the network of international routes, stepping up the sales activities in the international markets, proactively identifying high-end customers in the international markets and deepening the cooperation with internationally renowned aviation enterprises to push ahead with the international strategy at a steady pace;

3.	strengthening the analysis and application of key sales data, adjusting the allocation of resources and effort with flexibility, enhancing the income from key routes, consolidating the market share in hub markets and core markets and raising the proportion of direct sales to effectively enhance operational efficiency;

4.	fostering the construction of a control system for information services, enhancing the quality of integrated online services and products, building a flagship aviation service and pushing ahead with the integration of ground, online and cabin service systems to enhance customer service experience;

5.	deepening the overhaul of systems, reform and transformation, expediting the construction of the e-commerce platform, enhancing the operating quality of China United Airlines as a low-cost airline, and fostering the market-oriented reform of aircraft maintenance and ground services to achieve new results in reform and transformation;

6.	enhancing cost control capabilities, persistently pushing ahead with cutting costs and raising efficiency, actively expanding the Group’s financing channels to dynamically optimize its debt structure;

7.	actively leveraging the supporting and guiding function of party building in the production, operations, reform and development of the Group to provide solid political and organizational assurance for the ongoing healthy development of the Group.

FLEET PLAN

Introduction and Retirement Plan of Aircraft for 2017 to 2019

(Units)

Model	2017		2018		2019
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A320 Series	27	1	16	–	25	–
A330 Series	7	–	8	10	–	–
A350 Series	–	–	2	–	3	–
B787 Series	–	–	4	–	6	–
B777 Series	4	–	–	–	–	–
B767 Series	–	2	–	4	–	–
B737 Series	35	15	37	1	38	–

Total	73	18	67	15	72	–

Notes:

1.	As at 31 December 2016, according to confirmed orders, the Group planned to introduce 74 aircraft and retire 26 aircraft in 2020 and future years.

2.	The abovementioned models, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

NON-PUBLIC ISSUANCE OF A SHARES

On 8 January 2016, the Group received the “Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No. 8) issued by the China Securities Regulatory Commission (“CSRC”), approving the Group to issue not more than 2,329,192,546 A Shares by way of non-public issuance.

On 30 June 2016, the Group completed the issuance of 1,327,406,822 A shares to Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司), a subsidiary of Ctrip, China National Aviation Fuel Holding Company (中國航空油料集團公 司), China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司) and Caitong Fund Management Co., Ltd. (財通基金管理有限公司).

On 4 July 2016, the second ordinary meeting of the eighth session of the Board of the Group considered and approved the resolution on the use of proceeds raised from the non-public issuance of A Shares of the Group to exchange with self-raised funds funded in advance. It was agreed that the Group will use the net proceeds raised from the non-public issuance of A Shares in the amount of RMB8,539,974,533.71, on a 4:1 ratio, to exchange with the self- raised funds used for payment in advance for the purchase of 28 aircraft and the repayment of loans from financial institutions, respectively.

For details, please refer to the announcements published on the China Securities Journal, Shanghai Securities News, and the websites of Shanghai Stock Exchange by the Group dated 8 January and 4 July 2016, respectively.

SHARES

1.	As at 31 December 2016, the share structure of the Group is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)

I	A shares	9,808,485,682	67.80
	1. Listed shares with trading Moratorium	1,327,406,822	9.18
	2. Listed shares without trading Moratorium	8,481,078,860	58.62

II	H shares	4,659,100,000	32.20

III	Total number of shares	14,467,585,682	100

Note:

As at 31 December 2016, there were 1,327,406,822 listed A shares with trading moratorium in the A shares of the Group which were held by Shanghai Licheng Information Technology Consulting Co., Ltd., China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Ltd., respectively and 8,481,078,860 listed A shares without trading moratorium. The total number of H shares of the Group amounted to 4,659,100,000 shares. The total number of shares issued by the Group amounted to 14,467,585,682 shares.

2.	Substantial Shareholders

As at 31 December 2016, shareholders who are interested in 10% or more of any class of the issued share capital of the Group are set out as follows:

Name	Class of Shares	Number of shares	Approximate percentage of shareholding (%)

CEA Holding(1)	A shares	5,530,240,000	38.23

CES Global(2)	H shares	2,626,240,000	18.15

HKSCC Nominees Limited(3)	H shares	4,181,677,289	28.90

Delta Air Lines, Inc.(4)	H shares	465,910,000	3.22

Notes:

Based on the information available to the directors of the Company (including such information as was available on the website of the Stock Exchange of Hong Kong Limited) and so far as they are aware of, as at 31 December 2016:

(1)	Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance Holding Co. Ltd., which in turn were entirely held by CEA Holding.

(2)	Those H shares were held by CES Global Holding (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(3)	Among the 4,181,677,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 56.37% of the Group’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4)	Those H shares were held by Delta Air Lines, Inc. in the capacity of beneficial owner, and represented approximately 10.00% of the Group’s then total issued H shares.

Shareholding in the Company held by the directors, supervisors, chief executive officer, senior management and any other shareholders of the Company who are interested in the Company which are required to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to the relevant provisions under SFO (and recorded in the register required to be kept by the Company pursuant to section 336 of the SFO) as at 31 December 2016 will be included in the Group’s 2016 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

SIGNIFICANT EVENTS

1.	Dividends

On 30 March 2017, the Board considered and approved the 2016 annual profit distribution proposal. It was recommended by the Board that the 2016 annual distribution be approximately RMB708.9 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.049 (inclusive of tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD. The Company expects that the cash distribution will be paid on 10 August 2017.

The independent non-executive directors of the Company are of the view that the aforesaid annual profit distribution proposal is in line with the objective situation of the Company, in the long-term interests of the Company and its shareholders, in compliance with relevant laws, regulations and the articles of association of the Company, and not detrimental to the interests of investors (especially minority shareholders) of the Company

The aforesaid profit distribution proposal of the Group is subject to consideration and approval by the shareholders at the 2016 general meeting of the Company.

2.	Purchase, Sale or Redemption of Securities

During the financial year of 2016, neither the Group nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

3.	Material Litigation

As of 31 December 2016, the Group was not involved in any material litigation, arbitration or claim.

4.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices during the year ended 31 December 2016 met the requirements under the code provisions in the Corporate Governance Code (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed regulations regarding the Board and securities affairs, developed the guidelines for listed companies’ postponement of and exemption from information disclosure, and revised the “Work Procedures for Independent Directors”, “Work Procedures for Board Secretary”, articles of association of the Audit and Risk Management Committee of the Board and articles of association of the Planning and Development Committee of the Board, to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has regularly reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange every quarter, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 31 December 2016, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company (the “Directors”). Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the year ended 31 December 2016 prepared in accordance with IFRS.

The Audit and Risk Management Committee of the Company has no disagreement with the accounting principles and methods adopted by the Group.

6.	Changes in Personnel

On 15 June 2016, Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr Tang Bing and Mr. Tian Liuwen were elected as Directors of the eighth session of the Board of the Company, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping were elected as independent non-executive Directors of the eighth session of the Board of the Company, and Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun were elected as the shareholder supervisors of the eighth session of the Supervisory Committee of the Company at the 2015 annual general meeting of the Company. On the same day, Mr. Cai Hong Ping was appointed as a member of the Nominations and Remuneration Committee of the Board (in replacement of Mr. Shao Ruiqing). Mr. Li Ruoshan was appointed as a member of the Aviation Safety and Environment Committee (in replacement of Mr. Shao Ruiqing). Mr. Shao Ruiqing was appointed as member of Audit and Risk Management Committee and the Planning and Development Committee of the Board. With effect from 15 June 2016, Mr. Ji Weidong ceased to be the Company’s independent non-executive Director and member of Audit and Risk Management Committee and Planning and Development Committee of the Board due to expiry of his six-year term of office. Mr. Yu Faming ceased to be a supervisor of the Company with effect from 15 June 2016 due to expiry of his term of office. For details, please refer to the announcements of the Company dated 28 April 2016 and 15 June 2016 issued in Hong Kong.

Mr. Hu Jidong and Mr. Feng Jinxiong were elected as employee’s representatives supervisors of the eighth session of the Supervisory Committee of the Company at the second joint meeting of team leaders in 2016 of the sixth session of the employee’s representatives conference of the Company. Mr. Xu Haihua ceased to be the Company’s employee’s representatives supervisor due to the change of job. For details, please refer to the announcement of the Company dated 15 June 2016 issued in Hong Kong.

On 15 June 2016, Mr. Wang Jian, previously a joint company secretary of the Company, was appointed as the Company’s company secretary. Mr. Ngai Wai Fung ceased to be a joint company secretary of the Company with effect from the same day. For details, please refer to the announcement of the Company dated 15 June 2016 issued in Hong Kong.

On 22 February 2017, the fourth ordinary meeting of the eighth session of the Board of Directors of the Company appointed Mr. Jiang Jiang as a vice president of the Company for a term of office in line with the current session of the Board. Mr. Sun Youwen ceased to be a vice president of the Company due to change of job assignments. For details, please refer to the announcement of the Company dated 22 February 2017 issued in Hong Kong.

Cessation

Name	Date of Cessation	Reason for Change	Position

Ji Weidong	15 June 2016	Expiry of term of office	Independent non-executive Director
Yu Faming	15 June 2016	Expiry of term of office	Shareholders’ representatives supervisor
Xu Haihua	15 June 2016	Change of job	Employees’ Representatives supervisor
Sun Youwen	22 February 2017	Change of job	Vice President

Appointment

Name	Date of Appointment	Reason for Change	Position

Cai Hong ping	15 June 2016	Elected at the 2015 annual general meeting	Independent non-executive Director
Hu Jidong	15 June 2016	Elected at the second joint meeting of team leaders in 2016 of the sixth session of the employee’s representatives conference	Employees’ Representatives supervisor
Jia Shaojun	15 June 2016	Elected at the 2015 annual general meeting	Shareholders’ representatives supervisor
Jiang Jiang	22 February 2017	Appointed by the fourth ordinary meeting of the eighth session of the Board	Vice president

7.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

		Position(s) held in	Date of	Date of
Name	Name of other entities	other entities	appointment	Cessation

Li Yangmin	Eastern Airlines Logistics Co., Ltd	Executive Director	December 2012	June 2016
	China Aviation Supplies Co., Ltd	Chairman	October 2016

Gu Jiadan	Central Enterprise Poor Region	Supervisor	October 2016
Industrial Investment fund Co., Ltd

Tian Liuwen	Eastern Airlines Logistics Co., Ltd	Executive Director	June 2016

Li Ruoshan	Industrial Bank Co., Ltd	Independent Director	October 2010	October 2016
		Supervisor	December 2016

Cai Hongping	China Shipping Container Lines	Independent Director	July 2016
Co., Ltd

Xi Sheng	Eastern Airlines Industry Investment	Chairman	November 2016
Company Limited

Jia Shaojun	Eastern Airlines Industry Investment	Director	November 2016
Company Limited

Wu Yongliang	Eastern Airlines Hotel Co., Ltd.	Executive Director	January 2014	January 2016

Wang Jian	Eastern Airlines Industry Investment	Director President	November 2016
Company Limited

8.	2017 Annual General Meeting

The 2017 annual general meeting of the Company is scheduled to be held on 30 June 2017. The notice convening the annual general meeting, containing details of the period and procedures of the closure of register of members, will be published and despatched to shareholders of the Company in due course.

9.	Miscellaneous

The Group wishes to highlight the following information:

1.	In 2016 and January to March 2017, the Company completed the issuance of the 2016 first to seventeenth tranches of super short-term commercial paper and the first to third tranches of super short-term commercial paper. For details, please refer to the announcements of the Company dated 18 January, 21 January, 28 March, 11 April, 13 April, 14 April, 20 April, 28 April, 9 May, 18 May, 1 June, 8 June, 21 September, 20 October, 2 November, 8 November, 10 November 2016 and 19 January, 24 February and 2 March 2017 issued in Hong Kong.

2.	In 2016 and January to March 2017, the Company redeemed the 2015 third to ninth tranches of super short-term commercial paper and the 2016 first to twelfth tranches of super short-term commercial paper. For details, please refer to the announcements of the Company dated 15 March, 7 April, 11 April, 13 May, 17 June, 5 July, 15 July, 8 August, 22 August, 14 September, 19 September, 28 September, 17 October, 28 October, 7 November, 13 December, 16 December 2016 and 6 January and 24 February 2017 issued in Hong Kong.

3.	In 2016, the Company completed the issuance of the 2016 first to third tranches of medium-term notes. For details, please refer to the announcements of the Company dated 15 June, 14 July and 20 July 2016 issued in Hong Kong.

4.	On 18 March 2016, the Company paid for the accrued interest from 18 March 2015 to 17 March 2016 of the first tranche of the 2012 corporate bonds. Dagong Global Credit Rating Co., Ltd. has evaluated the first tranche of the 2012 corporate bonds. On 20 March 2017, the Company paid for the accrued interest from 18 March 2016 to 17 March 2017 of the first tranche of the 2012 corporate bonds. For details, please refer to the announcements of the Company dated 11 March and 3 May 2016 and 11 March 2017 issued in Hong Kong.

5.	On 21 April 2016, trading in the shares of the Company was suspended for one day due to the contemplated entry by CEA Holding, the controlling shareholder, into a cooperation agreement related to the principal business and shareholding of the Group with a third party. On the same date, CEA Holding entered into the Strategic Cooperation Framework Agreement with Ctrip Computer Technology (Shanghai) Co., Ltd. Trading in the shares of the Company resumed on 22 April 2016. For details, please refer to the announcements of the Company dated 20 April and 21 April 2016 issued in Hong Kong.

6.	As of 6 May 2016, Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly-owned subsidiary of the Company, had repurchased overseas Renminbi- denominated bonds in the aggregate amount of RMB3.3 billion. For details, please refer to the announcements of the Company dated 18 March, 1 April, 13 April, 14 April, 27 April, 29 April, 6 May and 10 May 2016 issued in Hong Kong.

7.	On 28 April 2016, the Company entered into the airbus purchase agreement in relation to twenty A350-900 aircraft with Airbus SAS; and entered into the Boeing purchase agreement in relation to fifteen B787-9 aircraft with the Boeing Company. For details, please refer to the announcement and circular of the Company dated 28 April and 20 May 2016 issued in Hong Kong.

8.	On 15 June 2016, it was approved at the general meeting of the Company that the Company shall enter into the 2016 aircraft finance lease framework agreement and the 2017–2019 aircraft finance lease framework agreement with CES International Financial Leasing Corporation Limited. For details, please refer to the announcements and circular of the Company dated 28 April, 20 May and 15 June 2016 issued in Hong Kong.

9.	On 15 June 2016, it was approved at the general meeting of the Company that the maximum limit of the balance of the guarantee provided by the Company to Eastern Air Overseas shall be increased from RMB12 billion to RMB24 billion. The term of the guarantee is the same as those of the bonds, loans and trade financing etc. of Eastern Air Overseas (Hong Kong) Corporation Limited, and will not exceed a maximum term of 10 years. For details, please refer to the announcements of the Company dated 28 April and 15 June 2016 issued in Hong Kong.

10.	On 30 August 2016, the Board of the Company considered and approved the 2017–2019 continuing connected transactions between the Company and CEA Holding and subsidiaries, and Travelsky Technology Limited (中國民航信息網絡股份有限 公司). On 27 October, the 2017–2019 continuing connected transactions in respect of a conditional financial services agreement and continuing connected transactions in respect of catering services to the Group were considered and approved at the 2016 first extraordinary general meeting. For details, please refer to the announcement and circular of the Company dated 30 August and 21 September 2016 issued in Hong Kong.

11.	On 28 September 2016, the Company completed the issuance of bonds denominated in Korean Won. On 28 March 2017, the Company paid for the accrued interest from 28 September 2016 to 27 March 2017 of the bonds denominated in Korean Won. For details, please refer to the announcements of the Company dated 28 September 2016 and 21 March 2017 issued in Hong Kong.

12.	On 26 October 2016, the Company completed the issuance of the first tranche of the 2016 corporate bonds. For details, please refer to the announcements of the Company dated 6 September, 20 October, 24 October, 27 October and 7 November 2016 issued in Hong Kong.

13.	On 27 October 2016, the Board of the Company considered and approved the 2017-2019 continuing connected transactions between the Company and China Aviation Supplies Co., Ltd. For details, please refer to the announcement of the Company dated 27 October 2016 issued in Hong Kong.

14.	On 1 November 2016, the Company entered into the C919 aircraft first user framework agreement with Commercial Aircraft Corporation of China, Ltd. For details, please refer to the announcement of the Company dated 1 November 2016 issued in Hong Kong.

15.	On 29 November 2016, the Board of the Company considered and approved the 2017-2019 continuing connected transactions between the Company and Eastern Air Logistics Co., Ltd. and China Cargo Airlines Co., Ltd. (“China Cargo Airlines”). For details, please refer to the announcements of the Company dated 29 November, 19 December 2016, 3 January and 17 January 2017 issued in Hong Kong.

16.	On 7 December 2016, the Company completed the implementation of 2016 interim profit distribution. For details, please refer to the announcements of the Company dated 30 August, 27 October and 30 November 2016 issued in Hong Kong.

17.	On 17 January 2017, it was considered and approved at the 2017 first extraordinary general meeting of the Company that the Company shall transfer 100% equity interests in Eastern Logistics to Eastern Airlines Industry Investment Company Limited (the “Disposal”). The Disposal was completed on 10 February 2017. For details, please refer to the announcements and circular of the Company dated 29 November, 19 December 2016, 17 January 2017 and 10 February 2017 issued in Hong Kong.

18.	On 17 January 2017, it was considered and approved by the Board of the Company that the Company shall provide, within the period from the effective date of the board resolution to 31 December 2017, guarantee in the total amount of up to RMB1 billion to China United Airlines Co., Ltd., Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Service Co., Ltd., China Eastern Airlines Technology Co., Ltd., and their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company dated 17 January 2017 issued in Hong Kong.

19.	The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Group, and their actual amounts incurred up to 31 December 2016, are set out as follows:

Unit: RMB thousand

Approved category	Actual amount incurred up to 31 December 2016	2016 estimated transaction caps

Financial services (balance)
– balance of deposit	1,296,484	7,000,000
– balance of loans	–	7,000,000
Catering supply services	1,054,075	1,460,000
Import and export agency services	104,738	135,000
Production and maintenance services	97,064	199,200
Property leasing	53,760	150,000
Property management and green conservation services	59,170	128,000
Advertising agency services	36,029	70,000
Hotel accommodation services	30,294	55,100
Civil aviation information network services	589,639	730,000
Aircraft finance lease services	2,720,614	USD2,616 million or equivalent RMB

20.	On 10 March 2017, Mr. Li Liujun was appointed as the authorized representative (the “Authorized Representative”) of the Company for the acceptance of service of process in Hong Kong under Part XVI of the Companies Ordinance (Cap. 622) of the Laws of Hong Kong (the “Companies Ordinance”). Mr. Liu Mingyu ceased to be the Authorized Representative with effect from the same date. For details, please refer to the announcement of the Company dated 24 March 2017 issued in Hong Kong.

10.	Publication of 2016 Annual Results Announcement

The 2016 Annual Results Announcement of the Company is published on the website of Hong Kong Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http://www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
30 March 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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